ITEM 77C: Submission of Matters to a Vote of Security Holders

At a Special meeting of Stockholders held on November 16, 2015, stockholders of Montgomery Street Income Securities, Inc. (the “Fund”) approved the dissolution and liquidation of the Fund pursuant to a Plan of Dissolution and Liquidation dated October 16, 2015.  At the Special meeting of Stockholders, of the 10,365,209.00 total outstanding shares of record as of October 12, 2015 proxies representing 7,563,810.314 shares were received, establishing a quorum for the Meeting. The affirmative vote of two-thirds of the Fund’s outstanding shares is required to approve the dissolution and liquidation of the Fund. The following shares were voted at the Meeting in approval of the dissolution and liquidation of the Fund:

Dissolution and Liquidation of the Fund

For: 7,413,040.869
Against: 72,226.095
Abstain: 78,543.350